Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 3, 2015

DATE, TIME AND PLACE: On August 3, 2015 at 5:00 p.m. at  Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo (SP).

CHARMAN: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTIONS ADOPTED UNANIMOUSLY:

The meeting having been called to order, the Directors examined the account statements for the period from January to June 2015, these having been the subject of: (i) a recommendation for approval recorded in the Summary of the Audit Committee Report; (ii) a favorable opinion on the part of the Fiscal Council; and (iii) an unqualified report from the independent auditors.

Following due consideration, the Directors concluded as to the exactness of all the documents examined, approving them unanimously and authorizing their publication through submission to the CVM – Brazilian Securities and Exchange Commission, the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, the SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (both in the USA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (both in Argentina).

Subsequently, the Directors decided, ad referendum of the General Meeting pursuant to sub-item 14.2 of the Corporate Bylaws:

a)     to declare interest on capital complementary to the dividends paid monthly during the first half for account of the mandatory dividend for fiscal year 2015 in the amount of R$ 0.3460 per share which shall be paid out on August 25, 2015, with retention of 15% withholding tax at source, resulting in net interest of R$ 0.2941 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption; and

b)     that the credit corresponding to this interest shall be made to the Company’s account registers on August 25, 2015, on an individualized basis to each stockholder as at the close of the record date of August 12, 2015.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), August 3, 2015. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Henri Penchas, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

MARCELO KOPEL
Investor Relations Officer